November 8, 2013

Via EDGAR and Overnight Delivery

Tia L. Jenkins

Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Intrepid Potash, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed February 14, 2013

File No. 001-34025

Dear Ms. Jenkins:

On behalf of Intrepid Potash, Inc. (“Intrepid,”), we are providing this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated October 25, 2013, regarding Intrepid’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 10-K”). Each of the Staff’s comments is set forth below in bold text, followed by Intrepid’s response.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Selected Operating and Financial Data, page 40

1.                                      We note you present cash operating cost of goods sold, net of by-product credits related to your sales of potash and Trio.  Please tell us how you considered the disclosures required by Item 10(e) of Regulation S-K for non-GAAP measures.  In particular, we note that you have not identified it as a non-GAAP measure and have not reconciled it to the most comparable GAAP measure.  Please provide draft disclosure to be included in future filings and confirm that this measure will be identified as a non-GAAP measure in all public filings, including press releases.

Response:

We considered the disclosures required by Item 10(e) of Regulation S-K in preparing our 2012 10-K and concluded that the disclosures were not required with respect to per ton cash operating cost of goods sold, net of by-product credits (“cash COGS”), because we do not believe that per ton cash COGS is a non-GAAP financial measure under Item 10(e) and Regulation G.  Rather, we believe that our presentation of per ton cash COGS is best categorized as an operating or statistical measure and therefore is not subject to the requirements of Item 10(e).

Under Rule 101(a)(2) of Regulation G, a non-GAAP financial measure does not include “operating and other financial measures and ratios or statistical measures” calculated using exclusively GAAP financial measures and/or operating or other measures that are not non-GAAP measures.  The Adopting Release for Regulation G and Item 10(e) (Release No. 33-8176) explains further that a non-GAAP financial measure does not include ratios and measures such as “sales per square foot (assuming that the sales figure was calculated in accordance with GAAP).”  Topic 8 of the Division of Corporation Finance Financial Reporting Manual provides additional examples of operating and other measures that are not non-GAAP measures, including “dollar revenues per square foot for hotels, same store sales, and revenues per slot machine for casinos, assuming that sales/revenues for each measure is based on GAAP numbers.”

Since our initial public offering in 2008, we have consistently presented per-ton amounts, such as cash COGS, total potash or Trio® cost of goods sold, and average net realized sales price, as measures of our operating performance.  In our view, all measures presented on a per-ton basis are operating measures.  For your supplemental information, for 2012, per ton cash COGS reconciles to total GAAP cost of goods sold as follows:

	Potash	Trio®	Total / GAAP Cost of Goods Sold
Operating measures (per ton):
Cash operating cost of goods sold, net of by-product credits	$179.53	$209.09
Depreciation	$42.74	$60.94
Royalties	$16.93	$16.46
Total cost of goods sold, net of by-product credits	$239.21	$286.50

Multiplied by sales volume (in tons)	838,861	125,013
	$200,664,054	$35,815,763	$236,479,817

We believe that investors, analysts, and other users of our public reports generally understand the calculation of our per ton cash COGS operating measure.  In addition, we provide in our public reports all of the information necessary for users of these reports to link per ton cash COGS to GAAP cost of goods sold.  Specifically, the selected operating and financial data table on page 41 of our 2012 10-K includes all of the amounts shown in the table above that are necessary to reconcile per ton cash COGS to GAAP cost of goods sold.

Item 15. Exhibits, Financial Statement Schedules, page 58

Consolidated Balance Sheets, page 64

2.                                      We note your accrued liabilities represent 48% of total current liabilities.  Please disclose separately, if necessary, any item in excess of 5 percent of total current liabilities to comply with Rule 5-02(20) of Regulation S-X.

Response:

Rule 5-02(20) of Regulation S-X requires separate disclosure of any item in excess of 5% of total current liabilities.  Intrepid’s accrued liabilities consist primarily of estimated liabilities that we have incurred, but for which we have not yet received invoices.  Specifically, as of December 31, 2012, Intrepid’s accrued liabilities included estimated construction-related liabilities, property taxes, utilities, and royalties, among other items.  For the years ended December 31, 2012, and 2011, estimated construction-related liabilities represented approximately 34% and 14%, respectively, of total current liabilities.  No other component of accrued liabilities exceeded 5% of total current liabilities.  We historically grouped these accrued amounts together as one item for purposes of complying with Rule 5-02(20) based on our view that they represent the same general type of item (i.e., liabilities that we have incurred, but for which we have not yet received invoices).  However, upon reviewing this practice in light of the Staff’s comment, in future annual filings, we will separately disclose in the notes to our consolidated financial statements any single item (including estimated construction-related liabilities or any other accrued liability) that exceeds 5% of total current liabilities in accordance with Rule 5-02(20).

Conclusion

We hereby acknowledge the following:

•                  Intrepid is responsible for the adequacy and accuracy of the disclosure in its filing.

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•                  Intrepid may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me by email at david.honeyfield@intrepidpotash.com or by phone at (303) 996-3020.

Very truly yours,

/s/ David W. Honeyfield

David W. Honeyfield
President and Chief Financial Officer
Intrepid Potash, Inc.

cc:                                Myra Moosariparambil, Accountant, U.S. Securities and Exchange Commission

Craig Arakawa, Accountant, U.S. Securities and Exchange Commission

Audit Committee of the Board of Directors of Intrepid Potash, Inc.

Robert P. Jornayvaz III, Executive Chairman of the Board of Intrepid Potash, Inc.

W. Dean Salter, Of Counsel, Bryan Cave LLP